U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hammond, J. David
   231 Beach Road
   RD #4
   Auburn, NY  13021
   US
2. Issuer Name and Ticker or Trading Symbol
   Center Banks Incorporated
   CTBK
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President & Secretary

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |2,965              |D     |                           |
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Common Stock               |      |    | |                  |   |           |732                |I     |By 401K                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Options|$15.25  |     |    | |           |   |**   |10/10|Common Stock|5,000  |*      |5,000       |D  |            |
                      |        |     |    | |           |   |     |/05  |            |       |       |            |   |            |
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Employee Stock Options|$13.75  |     |    | |           |   |**   |4/16/|Common Stock|1,000  |*      |1,000       |D  |            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Options|$16.25  |1/21/|J***| |           |   |**** |1/21/|Common Stock|2,000  |***    |2,000       |D  |            |
                      |        |97   |    | |           |   |     |97   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* Granted under the Center Banks Incorporated Long-term Incentive & Capital
Accumulation Plan.
** Options become exercisable 20% per year after the date of grant.
*** Options granted under the Center Banks Incorporated 1991 Long-term
Incentive & Capital Accumulation Plan.
**** Options become exercisable 50% per year after the date of grant.
SIGNATURE OF REPORTING PERSON
/s/ J. David Hammond
DATE
February 10, 1997